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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the period of  March 13, 1997               Commission File Number:  1-9025


                                VISTA GOLD CORP.
                              (Name of Registrant)

                                   Suite 3000
                             370 Seventeenth Street
                             Denver, Colorado 80202
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


      Form 20-F       X                   Form 40-F
                    -----                               ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


      Yes                                 No      X
           --------                           ----------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.
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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VISTA GOLD CORP.



Date:  March 17, 1997                   By: /s/ Karla J. Kimrey
                                           ---------------------------------
                                        Karla J. Kimrey
                                        Director of Investor Relations
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                                 EXHIBIT INDEX


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Exhibit          Description of Exhibit
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
  99.1           Vista Gold Corp. - 1996 Results


                 Vista Gold Corp. reported revenues (all amounts in US dollars) of $36.4 million for 1996 compared to revenues of $41.3 million for 1995.  For the full year 1996, the Company had a net loss of $11.8 million or $0.21 per share, compared to net income of $2.2 million or $0.05 per share (including a one-time gain of $4.9 million) for the full year 1995.

                 For the fourth quarter, Vista reported revenues of $10.4 million, compared to
                 $9.5 million for 1995, a 10 percent improvement.  Net loss for the quarter was $3.3 million, $0.04 per share, compared to a net loss of $3.3 million,
                 $0.07 per share, for the same period in 1995.  Fourth quarter 1996 gold production increased to 26,223 ounces from 24, 324 ounces for the fourth quarter 1995, an 8 percent increase.
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